0SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MicroFinancial Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

595072 1 09

(CUSIP Number)

July 9, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595072 1 09

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander Fleiss

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 811,195

	6.	Shared Voting Power NONE

	7.	Sole Dispositive Power 599,195

	8.	Shared Dispositive Power 212,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 811,195

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.18%(1)

12.	Type of Reporting Person (See Instructions) IN

(1)     Based on 13,126,416 shares of Common Stock of MicroFinancial Incorporated outstanding as of the report filed on Form 10-Q on May 15, 2003.

Item 1.
	(a)	Name of Issuer MicroFinancial Incorporated
	(b)	Address of Issuer's Principal Executive Offices 10 M Commerce Way Woburn, MA 01801

Item 2.
	(a)	Name of Person Filing Alexander Fleiss
	(b)	Address of Principal Business Office or, if none, Residence 1030 Fifth Avenue, Apartment 3W New York, NY 10028-0136
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 595072 1 09

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act.
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 811,195

Of such 811,195 shares of Common Stock, the reporting person is the (i) direct beneficial owner of 599,195 shares, and (ii) indirect beneficial owner of (x) 45,000 shares directly beneficially owned by Karen Fleiss, the reporting person’s mother, and (y) 167,000 shares directly beneficially owned by KMF Partners, of which Ms. Fleiss serves as general partner, pursuant to a power of attorney held by the reporting person with respect to such shares.

(b) Percent of class: 6.18%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 811,195
(ii) Shared power to vote or to direct the vote NONE
(iii) Sole power to dispose or to direct the disposition of 599,195
(iv) Shared power to dispose or to direct the disposition of 212,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ]

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The reporting person is the indirect beneficial owner of 45,000 shares of Common Stock directly beneficially owned by Karen Fleiss, the reporting person’s mother, and 167,000 shares of Common Stock directly beneficially owned by KMF Partners, pursuant to a power of attorney held by the reporting person with respect to such shares.  Ms. Fleiss and KMF Partners have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(2)     Based on the 13,126,416 shares of Common Stock of MicroFinancial Incorporated outstanding as of the report filed on Form 10-Q on May 15, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2003
New York, New York	Date
/s/ Alexander Fleiss
Signature
Alexander Fleiss
Name/Title